Exhibit 4.3

Software Development Services Agreement

Made and Entered into in Tel Aviv on the 5th of January, 2016, (hereinafter: the “Agreement”)

Between:	MAGNA - B.S.P. Ltd.
Company number: 513066639
Henri Malka Street, Dimona
(hereinafter: the “Company”)

On the One Part

And Between:	Four Eyes Autonomous Ltd.
Company number: 515287480
Henri Malka Street, Dimona
(hereinafter: the “Customer”)

On the Second Part

Whereas	The Company, the Customer and ASIA PITUACH (A.D.B.M.) Ltd. (hereinafter: “Asia”) had entered on October 11, 2015, into a Merger transaction (hereinafter: the “Merger Agreement”); and

Whereas	The Customer engages, inter alia, in software development in the field of car safety, but has not yet recruited the full scope of manpower it requires for such development, and therefore, at this stage, the Customer outsources the development services; and

Whereas	The Customer is interested in receiving software development services from the Company in the field of car safety through products installed in the car for read accidents prevention (hereinafter: the “Car Safety Field”), as such services shall be required by the Customer from time to time (hereinafter: the “Services”); and

Whereas	The Company is interested in supplying the Services to the Customer in accordance with and subject to the provisions of this Agreement;

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Now, therefore, it is hereby Agreed, Stipulated and Declared by and between the Parties as follows:

1.	Preamble and Interpretation

1.1.	The preamble to this Agreement and its annexes form an integral part hereof and are binding as the other terms and conditions hereof.

1.2.	The section headings in this Agreement are intended for convenience purposes only and they shall not serve for interpretation of this Agreement and the provisions hereof.

2.	Declarations and Undertakings of the Company

The Company declares, warrants and undertakes as follows:

2.1.	That it shall comply with its undertakings as set forth in this Agreement, to the best of its ability, at a high professional level, to the Customer’s satisfaction and in accordance with the Customer’s instructions;

2.2.	That it has obtained and shall maintain, throughout the Agreement term, all the licenses and permits required under any law for conducting its business and for the execution of the Services and undertakes to conduct its business and execute the Services in accordance with the provisions of any law;

2.3.	It has the know-how, experience, professional skills, manpower, resources and technical devices and the financial capability to comply with its undertakings under this Agreement;

2.4.	That no limitation and/or prevention exists under any agreement and/or law or any conflict of interests that may prohibit the entering into this Agreement and/or the full fulfillment thereof;

2.5.	That by providing the Services, the Company is not breaching the intellectual property rights of any third party whatsoever.

3.	The Services

3.1.	Throughout the Agreement term, the Company shall provide the Services to the Customer in the manner determined in accordance with the Customer’s demands and its professional needs by such workers and in such tariffs as set forth in “Annex A” to this Agreement.

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3.2.	If the Company in required to make use of any software which is not fully owned by the Company for the providing of the Services under this Agreement, including combination of closed functions and/or open source code (hereinafter: “Third Party Work Products”), the Company shall notify the Customer of such use in advance. For the avoidance of doubt, it is clarified that the provisions of this section 3.2 are subject to the Company’s undertakings and declarations and the Company’s liability under this Agreement, including under sections 2.5 above and 10 below.

3.3.	The Development Personnel set forth in Annex A hereto and/or other development professionals to be employed by the Company and made available to the Customer for the providing of the Services, shall be skilled and with the required qualifications as demanded by the Customer and they will be assigned by the Customer to work at the Customer’s offices or the Company’s offices or at any other location to be agreed upon by the parties.

4.	Services Approval Procedure

4.1.	The Company undertakes to deliver all the Services’ work products to the Customer and to supply the Services in accordance with the instructions, specifications, milestones and timetables to be specified and agreed upon by the parties from time to time. The Customer may perform any tests and/or inspections on the Services’ work products as the Customer may deem necessary, at its exclusive discretion, to examine compliance of the Services’ work products with all the demands and specifications determined in connection thereto.

4.2.	In the event that a fault is found in the Services’ work products, the Customer shall inform the Company of such fault and the Company undertakes to ensure that the Services’ work products comply with all the relevant demands and specifications, within a reasonable time as shall be agreed upon by the parties and at no additional charge.

5.	The Agreement Term and Revocation

5.1.	This Agreement shall come into force immediately upon the Closing of the Merger Transaction (as such term is defined in the Merger Agreement) and shall remain in effect for a period of twelve (12) months thereafter (hereinafter: the “First Term”). The Customer may extend the Agreement term, in accordance with its conditions, for two additional twelve (12) months periods each, by providing a written notice to the Company sixty (60) days prior to the expiry of the First Term or the option term thereafter, as the case may be (the First Term and the option terms, collectively referred to as: the “Term”).

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5.2.	Revocation due to a Breach. Each party may immediately revoke this Agreement: (a) If the other party fundamentally breaches the Agreement and does not cure such breach within 14 days after being required to do so in writing by the other party; or (b) a motion is filed for the appointment of a (temporary or permanent) receiver or (temporary or permanent) liquidator or (temporary or permanent) trustee for the assets or substantially all the assets of the other party and such motion is not removed/dismissed within 45 days; or a dissolution order, or receivership order is granted against the other party, or a temporary liquidator is appointed for the other party and such are not canceled within 45 days; or an attachment is imposed on all or part of the assets of the other party, in a manner interfering with the fulfillment of the such party’s obligations under this Agreement and such attachment is not removed within 45 days.

5.3.	Upon the termination and/or revocation of this Agreement for any reason, the Company shall deliver to the Customer all the documents, information and any other materials reaching the Company or anyone on its behalf or prepared by the Company or someone in its name in connection with the providing of the Services hereunder.

5.4.	It is hereby clarified, that upon the termination and/or revocation of the Agreement for any reason whatsoever, any provisions of this Agreement, which by their nature should survive such termination and/or revocation, will survive, including, without limitation, the following sections: 5.4, 5.5, 7, 8, 9 and 10.

6.	Consideration

During the Agreement term, the Customer will pay the Company for the Services in accordance with the employees’ costs and the scope of position of each one of them (plus general and administrative expenses) as set forth in Annex A, as shall be actually made available by the Company to the Customer for the providing of the Services, plus VAT (hereinafter: the “Consideration”). In any event, the monthly Consideration for the Services shall not exceed NIS 200,000 plus VAT. The Consideration will be paid to the Company on a monthly basis, by the 15th day of each calendar month, with respect to the previous calendar month. The Company will provide a report to the Customer detailing the actual Services’ hours provided, by the 5th day of each calendar month.

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7.	Intellectual Property

7.1.	It is hereby expressly agreed that the Services will be provided on a “work for hire” basis and that all the rights, including the rights to file for patent and/or design applications, the rights for patents and/or designs, trade secrets, trademarks, copyrights and industrial or intellectual property rights concerning inventions (patentable or other), advancements, developments, improvements, ideas and applications, which the Company or anyone on its behalf may invent, develop, conceive or otherwise reach, alone or in cooperation with others, in connection with and/or arising from the Services, or created in the course of the Services provision Term and in connection with the Customer’s business activities, as such are currently conducted and as shall be conducted from time to time, including all rights in any products related thereto and in any future developments, including any ancillary documentation in the Car Safety Field (hereinafter: the “Invention”) shall be the exclusive property of the Customer and shall belong to the Customer for all intents and purposes as absolute owner thereof, including without limitation, to act for the realization and commercialization thereof worldwide and the Company hereby assigns to the Customer and waives in advance any such rights. It is hereby clarified that any development, which does not constitute an Invention, namely, which is not within the scope of the Car Safety Field, shall belong to the Company.

7.2.	The Company undertakes to cooperate with the Customer in anything relating to performance of the provisions of this section; to provide any information and documentation and to sign any documents, all as shall be requested by the Customer, and to do so also following the termination of the Agreement term, all without any Consideration.

7.3.	Without derogating from the provisions of this section 7, the Company shall forward to the Customer any source code and/or other development code of any software associated with the providing of the Services (including any modification or amendment thereof) to be developed in the framework of the Services in the Car Safety Field and such shall be the exclusive property of the Customer.

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7.4.	Without derogating from any other provisions in this section 7, the Company hereby declares and undertakes that the Company and/or anyone on the Company’s behalf have no and shall have no claims and/or demands whatsoever against the Customer in anything, directly or indirectly, relating to or arising from the inventions and/or Services to be provided to the Customer by the Company and/or anyone on its behalf hereunder, the ownership or the intellectual property rights therein.

8.	Confidentiality

8.1.	The Company hereby undertakes to keep in strict confidence and not to use, other than for the purposes hereof and not to disclose in any manner whatsoever to any third parties, any confidential information which was provided by the Customer and/or reached the Company, either verbally or in writing or by any other means, as a result of this Agreement and/or the execution and/or the drafting hereof.

For the purposes of this section, “Confidential Information” shall mean any information, written or not, in connection with the Company, other than information which is in the public domain on the signing date of this Agreement, and/or enters the public domain thereafter, otherwise than by reason of a breach of the terms of this Agreement by the Company, and save for information which the Company may prove was in its possession prior to the signing of this Agreement and/or information which was provided to the Company by a third party otherwise than by reason of the breach of confidentiality duties owing to the Customer and/or required to be disclosed by law, to the extent such is required.

8.2.	The Company shall maintain the confidentiality of the Confidential Information in such means and manner as the Company maintains its own confidential information, provided the Company does not employ lesser caution than the reasonable level of caution required in the circumstances of the case.

8.3.	The Company may disclose such Confidential Information to its employees engaged on its behalf in the discharge of its undertakings under this Agreement, for the performance of this Agreement, provided the Company remains liable, in accordance with this Agreement, that its employees maintain the confidentiality of the Confidential Information. The Company shall be liable for any damage incurred by the Customer as a result of a breach of such confidentiality duties by any of the employees of the Company.

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8.4.	The undertakings set forth above to maintain confidentiality shall remain in effect for a period of 7 years following the termination or revocation of this Agreement for any reason whatsoever.

9.	Non Competition

The Company hereby undertakes that during the Agreement term and for a period of 12 months thereafter, it shall, directly or indirectly, refrain from engaging or from providing Services, either by itself or through a corporation under its control and/or any person on its behalf, to any person or business that compete with the Customer’s business in the Car Safety Field, without obtaining the Customer’s prior written consent.

10.	Absence of Employer-Employee Relationships

It is expressly agreed and declared that no employer - employee relationships exist or shall exist between the Customer and the Company and/or anyone on the Company's behalf, and that any rights available to the Customer to inspect, audit, instruct and/or train the Company with respect to the providing of the Services under this Agreement shall only serve to ensure the performance of this Agreement and shall not create any employer - employee relationships between the Customer and the Company and/or anyone of its behalf. The parties declare and agree that the relationships between them are of a contractor and customer.

11.	Liability

11.1.	The Company’s liability under this Agreement shall be limited only and exclusively to the Services and for making any reasonable efforts to repair faults and/or malfunctions in the Services' work products. Beyond the aforesaid, the Company makes no further undertakings or representations with respect to the Services' work products and/or their fitness for particular purposes, and the Customer hereby exempts the Company from any claim and/or demand and/or suit for the aforesaid and shall not be entitled to any compensation, indemnification or relief in this matter.

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11.2.	Under no circumstances shall the Company be liable for any damages incurred by the Customer and/or any other third party, as a result of lost data, computer downtime, lost profits, prevented profits and/or for any indirect or consequential damage, except where the cause of action or reason for the damage are the Company’s acts or omissions made in gross negligence and/or intentional wrongdoing. If, notwithstanding the provisions of this section above, the Company is found liable for any damage, the Company’s maximum liability, for any damage in connection with this Agreement, shall in no circumstances exceed the Consideration amount actually paid under this Agreement.

12.	General

12.1.	At the Customer’s written request, the Company shall allow access to the Customer and/or anyone on its behalf, including officeholders and/or consultants of the Customer’s parent company, to the Company’s books and shall forward to the Customer any information in connection with the Services under this Agreement, including information about the Company’s costs, working hours of the Company’s employees actually devoted in the providing of the Services and division of the positions scope of the Company’s employees between the providing of the Services hereunder and their other occupations.

12.2.	The Company may not transfer or assign and/or dispose and/or endorse in any manner all or part of its rights and undertakings under this Agreement to any third parties, unless it has obtained the Customer’s prior written consent, at the Customer’s exclusive and absolute discretion. The Customer may assign and/or endorse all or part of its rights under this Agreement to any third party whatsoever at any time and without the need to obtain the Company’s consent, provided the Company’s rights under this Agreement are not prejudiced. The Company may not provide development services to any third party in the Car Safety Field during this Agreement’s term and for a period of 48 months following the termination or revocation hereof.

12.3.	This Agreement constitutes the entire agreement between the parties and no negotiations, declarations, representations, undertakings or agreements made, if made, whether orally or in writing, expressly or implied, prior to the execution of this Agreement, shall have any force or effect. There will be no effect to any changes in this Agreement unless made in a written instrument bearing the signatures of both parties.

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12.4.	No conduct on the part of any of the parties shall be deemed a waiver of any of such party’s rights under this Agreement or under any law, including in connection with the breach or non performance of any of the Agreement’s provisions, unless such waiver, consent, delay, modification, cancellation or addition were explicitly made and in writing.

12.5.	The addresses of the parties for the purposes of this Agreement are as given in the preamble hereof and any notice of one party to the other given in accordance with the address set forth in the preamble hereto, shall be deemed as having been received by the addressee within 72 hours after the time of delivery thereof for dispatch by registered mail in the post office in Israel, and if personally delivered - at the time of actual delivery.

12.6.	The exclusive place of jurisdiction for any disputes appertaining to and/or arising from this Agreement shall only be with the competent court in Tel Aviv - Yafo.

Four Eyes Autonomous Ltd.		MAGNA - B.S.P. Ltd.

By:	/s/ Haim Siboni	By:	/s/ Haim Siboni
Name:	Haim Siboni	Name:	Haim Siboni
Title:	CEO	Title:	CEO

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Annex “A”

Calculation of Services Cost/debit for 4Eyes per Month

	Fees Cost per Month - ₪	Services for 4Eyes 50%
Profession /Position	NIS	NIS
Research and Development Manager - Electro-Optics expert	28,000	14,000
Engineer - Image Processing expert	35,000	17,500
Engineer - Software	12,000	6,000
Engineer - Systems Engineering	15,600	7,800
Mechanical Engineer - hardware/software	20,500	10,250
Engineer - Software	10,600	5,300
Practical Engineer - Research and Development and Testing	12,000	6,000
Practical Engineer - Research and Development and Testing	10,300	5,150
Programmers		36,000
Systems Engineer		35,000
Engineer - Operations Manager & Research and Development	33,400	16,700
Office Administrator	13,200	6,600
		32% addition for general and administrative expenses for Services that are actually provided.

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